FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June 2018

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC STRATEGY UPDATE

HSBC Holdings plc ('HSBC') is today holding an update for investors and analysts. The theme of the update is "Return to Growth and Value Creation".

John Flint, Group Chief Executive, commented:

"After a period of restructuring, it is now time for HSBC to get back into growth mode. The existing strategy is working and provides a strong platform for future profitable growth. In the next phase of our strategy we will accelerate growth in areas of strength, in particular in Asia and from our international network. We will leverage our size and strength to embrace new technologies, investing US$15-17bn primarily in growth and technology, subject to achieving positive adjusted jaws each financial year."

HSBC is the leading international bank with access to the world's largest and fastest growing markets. Our international network covers over 90% of global GDP, trade and capital flows.

HSBC targets a return on tangible equity ('RoTE') of greater than 11% by 2020, while investing US$15-17bn, subject to achieving positive adjusted jaws each financial year. HSBC intends to sustain dividends at current levels and undertake, as appropriate, share buybacks to neutralise any share issuance as a result of scrip dividends, subject to regulatory approval. This will be supported by the following eight strategic priorities:

1.   Accelerate growth from our Asian franchise: build on our strength in Hong Kong, and invest in the Pearl River Delta ('PRD'), the Association of Southeast Asian Nations ('ASEAN'), and Wealth in Asia (including Insurance and Asset Management); we also aim to be the leading bank to support the biggest drivers of global investment: the China-led Belt and Road Initiative and the transition to a low carbon economy;

2.   Complete the establishment of the UK ring-fenced bank, increase mortgage market share, grow our commercial customer base, and improve customer service;

3.   Gain market share and deliver growth from our international network;

4.   Turn around our US business;

5.   Improve capital efficiency; redeploy capital into higher-return businesses;

6.   Create the capacity for increasing investments in growth and technology through efficiency gains;

7.   Enhance customer centricity and customer service through investments in technology: invest in digital capabilities to deliver improved customer service; expand the reach of HSBC, including partnerships; safeguard our customers and deliver industry-leading financial crime standards; and

8.   Simplify the organisation and invest in future skills.

Throughout the period from 2018 to 2020, our plan assumes our CET1 ratio will be above 14%. Our CET1 ratio has been above this level for the last five quarters.

The presentation materials also include the following targeted financial outcomes in respect of the period from 2018 to 2020:

Targeted financial outcomes

●
  A RoTE greater than 11% by 2020

●
  Positive adjusted jaws each financial year

●
  Sustain dividends at current levels and undertake, as appropriate, share buybacks to neutralise any share issuance as a result of scrip dividends

To achieve these financial targets in the period from 2018 to 2020, we aim to deliver mid-single digit growth in revenue, low to mid-single digit growth in operating expenses, and c.1-2% annual growth in RWAs. We expect this to result in an improvement in reported revenues as a % of reported average RWAs from c.5.9% in 2017 to c.7% by 2020.

Details of the live webcast of the event, which commences at 17.00 Hong Kong time ('HKT'), 10.00 British Summer Time ('BST'), will be available at www.hsbc.com, together with the associated presentation material.

Investor enquiries to:

UK - Richard O'Connor              Tel: +44 (0)20 7991 6590
Hong Kong - Hugh Pye              Tel: +852 2822 4908

Media enquiries to:

UK - Morgan Bone                     Tel: +44 (0)20 7991 1898
Hong Kong - Patrick Humphris  Tel: + 852 2822 2052

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,900 offices in 67 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,652bn at 31 March 2018, HSBC is one of the world's largest banking and financial services organisations.

DISCLAIMER

Important notice

The information, statements and opinions set out in this announcement, the presentation materials referred to herein and subsequent discussion do not constitute a public offer for the purposes of any applicable law or an offer to sell or solicitation of any offer to purchase any securities or other financial instruments or any advice or recommendation in respect of such securities or other financial instruments.

The information contained in this announcement, the presentation materials referred to herein and subsequent discussion, which does not purport to be comprehensive nor render any form of financial or other advice, has been provided by HSBC Holdings plc and its consolidated subsidiary undertakings (the 'Group') and has not been independently verified by any person. No responsibility, liability or obligation (whether in tort, contract or otherwise) is accepted by the Group or any member of the Group or any of their affiliates or any of its or their officers, employees, agents or advisers (each an Identified Person" as to or in relation to this announcement, the presentation materials referred to herein and any subsequent discussion (including the accuracy, completeness or sufficiency thereof) or any other written or oral information made available or any errors contained therein or omissions therefrom, and any such liability is expressly disclaimed.

No representations or warranties, express or implied, are given by any Identified Person as to, and no reliance should be placed on the accuracy or completeness of any information contained in this announcement or the presentation materials referred to herein, any other written or oral information provided in connection therewith or any data which such information generates. No Identified Person undertakes, or is under any obligation, to provide the recipient with access to any additional information, to update, revise or supplement this announcement or the presentation materials referred to herein or any additional information or to remedy any inaccuracies in or omissions from this announcement or the presentation materials referred to herein.

Forward-looking statements

This announcement, the presentation materials referred to herein and subsequent discussion may contain projections, estimates, forecasts, targets, opinions, prospects, results, returns and forward-looking statements with respect to the financial condition, results of operations, capital position, strategy and business of the Group (together, 'forward-looking statements'), including the strategic priorities and 2020 financial, investment and capital targets described herein and in the associated presentation materials. Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant assumptions and subjective judgements which may or may not prove to be correct and there can be no assurance that any of the matters set out in forward-looking statements are attainable, will actually occur or will be realised or are complete or accurate. Forward-looking statements are statements about the future and are inherently uncertain and generally based on stated or implied assumptions. Certain of the assumptions and judgements upon which forward-looking statements contained herein are based are discussed under "Targeted Outcomes: Basis of Preparation" available at www.hsbc.com. The assumptions may prove to be incorrect and involve known and unknown risks, uncertainties, contingencies and other important factors, many of which are outside the control of the Group. Actual achievements, results, performance or other future events or conditions may differ materially from those stated, implied and/or reflected in any forward-looking statements due to a variety of risks, uncertainties and other factors (including without limitation those which are referable to general market conditions or regulatory changes). Any such forward-looking statements are based on the beliefs, expectations and opinions of the Group at the date the statements are made, and the Group does not assume, and hereby disclaims, any obligation or duty to update, revise or supplement them if circumstances or management's beliefs, expectations or opinions should change. For these reasons, recipients should not place reliance on, and are cautioned about relying on, any forward-looking statements. No representations or warranties, expressed or implied, are given by or on behalf of the Group as to the achievement or reasonableness of any projections, estimates, forecasts, targets, prospects or returns contained herein. Additional detailed information concerning important factors that could cause actual results to differ materially is available in our Annual Report and Accounts for the fiscal year ended 31 December 2017 filed with the Securities and Exchange Commission ('SEC') on Form 20-F on 20 February 2018 (the '2017 20-F') and in our 1Q 2018 Earnings Release furnished to the SEC on Form 6-K on 4 May 2018 (the '1Q 2018 Earnings Release').

Non-GAAP financial information

This presentations contain non-GAAP financial information. The primary non-GAAP financial measures we use iare presented on an 'adjusted performance' basis which is computed by adjusting reported results for the period-on-period effects of foreign currency translation differences and significant items which distort period-on-period comparisons. Significant items are those items which management and investors would ordinarily identify and consider separately when assessing performance in order to better understand the underlying trends in the business. Reconciliations between non-GAAP financial measurements and the most directly comparable measures under GAAP are provided in the 2017 20-F, the Reconciliations of Non-GAAP Financial Measures document and the 1Q 2018 Earnings Release which are available at www.hsbc.com.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 11 June 2018